October 29, 2024

Tie (James) Li
Chief Executive Officer
Nature's Miracle Holding Inc.
3281 E. Guasti Road, Suite 175
Ontario, CA 91761

       Re: Nature's Miracle Holding Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 28, 2024
           File No. 333-282487
Dear Tie (James) Li:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Cover Page

1. You added disclosure that you received a notification letter from Nasdaq on October
       24, 2024 that Nasdaq has determined to delist your common stock from the Nasdaq
       Global Market. Please revise your cover page to disclose this and provide a cross-
       reference to a longer discussion of the effects and risks of Nasdaq delisting your common stock.
2. We note that your Series A Warrants will be exercisable into one share of common stock at the same price as the units being publicly offered, subject to adjustments, based on your current common stock market price. Please clarify that the one share per Series A Warrants may be adjusted to a much as 5 shares of common stock for each Series A Warrant and the exercise price may be as low as 20% of the unit offering price as a result of these adjustments.
 October 29, 2024
Page 2

Prospectus Summary
Nasdaq Letters on MVPHS and MVLS, page 5

3. You added disclosure here that you intend to submit a hearing request to the Nasdaq
       Hearings Panel to appeal Nasdaq's delisting determination. Please revise to describe how the hearing process works, including whether there is a timeline pursuant to which you must submit your appeal and the Nasdaq Hearings Panel must make a decision on your appeal. Additionally, please discuss the consequences to the company and its stockholders if Nasdaq denies your appeal. For example, if Nasdaq denies your appeal, clarify whether you believe you would be eligible to be listed on a lower tier of Nasdaq or whether your stock would only be quoted over-the-counter.
       Ensure your discussion here and in your risk factors section discusses related risks, such as material impacts to credit or investor agreements, your liquidity and the price of your common stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Edwin Kim at 202-551-3297 or Mitchell Austin at 202-551-3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   David B. Manno, Esq.